July 6, 2007

VIA EDGAR AND FACSIMILE (202) 772-9217

Sonia Barros, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Stop 6010

Washington, DC 20549

Re:	Monogram Biosciences, Inc. (the “Company”)
Form S-3, File No. 333-141193

Dear Ms. Barros:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. (Eastern time) on Monday, July 9, 2007, or as soon as practicable thereafter. As discussed, the Company may be obligated to pay liquidated damages if the Registration Statement is not effective by July 11, 2007.

Pursuant to the Commission’s letter dated March 19, 2007 regarding the Registration Statement, the undersigned registrant further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MONOGRAM BIOSCIENCES, INC.

By:	/s/ Alfred G. Merriweather
Alfred G. Merriweather
Senior Vice President and Chief Financial Officer

cc:	Steven M. Przesmicki, Esq.

Michael E. Tenta, Esq.